Suite 900 607 14th St., NW Washington DC 20005-2018 t 202 508 5800 f 202 508 5858 www.kilpatricktownsend.com

July 13, 2011	direct dial 202 508 5880 direct fax 202 204 5628 lberesford@kilpatricktownsend.com

VIA EDGAR

Mr. Michael R. Clampitt

Senior Attorney

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	ASB Bancorp, Inc.

Registration Statement on Form S-1

Filed May 26, 2011

File No. 333-174527

Dear Mr. Clampitt:

On behalf of ASB Bancorp, Inc. (the “Company”), the parent company of Asheville Savings Bank, S.S.B. (the “Bank”), enclosed for filing is Pre-Effective Amendment No. 1 to the Company’s Registration Statement on Form S-1 (the “Amended Registration Statement”), including exhibits, marked pursuant to Rule 472 under the Securities Act of 1933, as amended, to indicate changes from the Registration Statement on Form S-1 filed by the Company on May 26, 2011 (the “Registration Statement”).

The Amended Registration Statement is filed in response to the staff’s comment letter issued on June 21, 2011. To aid in your review, we have repeated the staff’s comments followed by the Company’s responses and indicated where the Registration Statement has been revised in response to such comments.

Reasons for the Conversion and Offering, page 6

1.	This discussion seems generic. Please review to specifically address your current situation and the reasons why your board of directors has approved the plan of conversion. In addition, please specifically discuss the following with respect to the bullets that are currently presented:

Mr. Michael R. Clampitt

U.S. Securities and Exchange Commission

July 13, 2011

•

Why you believe the stock holding company structure will make your stock more appealing to investors and whether your current structure has actually hampered your ability to access the capital markets.

•	Exactly what regulatory uncertainties the conversion will eliminate.

•	Whether your current structure has actually impeded your ability to make acquisitions.

Response to Comment No. 1:

As set forth in the prospectus, the Bank is a North Carolina chartered mutual savings bank with no shareholders. The Bank’s depositors and eligible borrowers currently have the right to vote on certain matters such as the election of directors and the approval of the Bank’s proposed mutual to stock conversion. The conversion transaction that the Bank is undertaking involves a change from its mutual form to a stock savings bank that will result in all of the Bank’s capital stock being owned by the Company.

Due to the fact that it is a North Carolina chartered mutual savings bank with no shareholders, the Bank has been unable to access the capital markets as a result of its inability to issue capital stock. This has prevented the Bank from raising capital altogether and from issuing stock in potential acquisition transactions. Unlike a financial institution that is currently in the mutual holding company structure, and that therefore may face future regulatory uncertainty regarding the waiver of dividends by its parent mutual holding company in light of the recently enacted Dodd-Frank Wall Street Reform and Consumer Protection Act, the Bank is undertaking the proposed conversion primarily to gain access to the capital markets and to enable it to issue stock in potential acquisition transactions.

Accordingly, as set forth on page 6 of the prospectus, the main reasons the Bank’s Board of Directors approved the conversion and the offering were to (i) enhance profitability and earnings through reinvesting and leveraging the proceeds, primarily through traditional funding and lending activities; (ii) support future branching activities and/or the acquisition of other financial institutions or financial services companies; (iii) enhance the Bank’s ability to compete in its primary market area by offering new products and services; (iv) increase the Bank’s capital to meet anticipated industry-wide increases in regulatory capital requirements; and (v) implement equity compensation plans to retain and attract qualified directors, officers and staff to enhance current incentive-based compensation programs. In light of the above information, the Company respectfully submits that the current reasons for the conversion set forth on page 6 of the prospectus sufficiently represent the Bank’s primary reasons for undertaking the proposed mutual to stock conversion.

Mr. Michael R. Clampitt

U.S. Securities and Exchange Commission

July 13, 2011

Benefits of the Offering to Management, page 6

2.	Please revise here, and elsewhere as appropriate, to more specifically describe when you intend to implement the new stock option and stock recognition and retirement plans, instead of saying “no earlier than six months after completion of the conversion.”

Response to Comment No. 2:

At this time, the Company is uncertain as to when it intends to implement the future equity incentive plan. However, under current Federal Deposit Insurance Corporation regulations, the Company may not implement the future equity incentive plan within the six month period immediately following the completion of the conversion. Accordingly, the Company respectfully submits that the representation that the Company will adopt the future equity incentive plan “no earlier than six months after completion of the conversion” is currently the most accurate statement the Company can make with respect to the proposed timing of the implementation of the future equity incentive plan.

How We Will Use the Proceeds…, page 11

3.	Revise to add disclosure as to why you will retain over $20 million at the holding company by indicating whether you have any current intentions, arrangements, understandings or agreements to repurchase shares or pay dividends and briefly describe the types of securities you might buy. In addition, briefly discuss the impact on your capital ratios by retaining $20 million at the holding company.

Response to Comment No. 3:

Please see the revised disclosure on page 11 of the prospectus.

Risk Factors

Risk Related to Our Business

Significant loan losses could require us to increase our allowance for loan losses through a charge to earnings, page 13

4.

Please ensure that each of your risk factor subheadings adequately describes the specific risk to the company or investors that you discuss in the text. In this regard, we note your statement that “[o]ur allowance for loan losses at March 31, 2011 may not be sufficient to cover future loan losses. Please tell us what consideration you

Mr. Michael R. Clampitt

U.S. Securities and Exchange Commission

July 13, 2011

gave to including this language in the risk factor subheading. Please also consider including the specific unemployment rates in North Carolina in the risk factor subheading on page 14 titled “[a] continuation or worsening of national and local economic conditions …” and the specific percentages of investment and mortgage-backed securities you consider a credit-risk in the risk factor subheading on page 16 titled “[w]e may have credit risk in our investment and mortgage-backed securities portfolio.”

Response to Comment No. 4:

Please see the revised disclosure on pages 13, 14 and 16 of the prospectus.

Selected Consolidated Financial and Other Data, page 22

5.	We note your disclosure on page 23 that at or for the year ended December 31, 2009, the allowance for loan losses as a percent of non-performing loans, non-performing loans as a percent of total loans and non-performing assets as a percent of total assets were 39.90%, 3.77% and 3.50%, respectively. We also note your disclosure on pages 66 and 71 that these ratios were 54.23%, 2.77% and 2.71%, respectively, at or for the year ended December 31, 2009. Please tell us the reasons for these differences and revise as necessary.

Response to Comment No. 5:

Please see the revised disclosure on pages 23 and 66 of the prospectus.

Lending Activities

One-to Four-Family Residential Loans, page 38

6.	Please revise the generalized statements regarding the company’s lending practices (e.g., “[w]e generally do not make owner occupied one- to four-family residential real estate loans with loan-to-value ratios exceeding 95%” and “we generally do not make non-owner occupied one- to four-family residential real estate loans with loan-to-value ratios exceeding 80%”) to specify the circumstances under which exceptions would apply to such practices.

Response to Comment No. 6:

Please see the revised disclosure on page 38 of the prospectus.

Mr. Michael R. Clampitt

U.S. Securities and Exchange Commission

July 13, 2011

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Analysis of Non-performing and Classified Assets, page 65

7.	We note your disclosure on page 62 that the increase in the provision was necessary to replenish the allowance for loan losses that was depleted due to $18.7 million in net charge-offs of non-performing loans in 2010, as well as management’s efforts to increase the allowance for loan losses in response to continued elevated levels of non-performing loans, which increased from $3.6 million at December 31, 2008 to $16.6 million and $13.4 million at December 31, 2009 and 2010, respectively. In order to provide transparent disclosure surrounding the increase in non-performing loans, net charge-offs, and the provision for loan losses, please revise to provide the following information:

•	Discuss whether the increase in non-performing loans and/or net charge-offs relates to a few large credit relationships, several small credit relationships or both; and
•	If a few large credit relationships make up a significant portion of your non-performing loans and/or net charge-offs, discuss those relationships in detail, including:
•	The amount of total credit exposure outstanding as of each balance sheet date;
•	General information about the borrower (i.e., residential homebuilder, commercial or residential land developer, etc.);
•	The type of collateral securing the loan;
•	Loan origination date, amount and classification;
•	Specific triggering events or specific circumstances (by date) which resulted in changes to loan classification, provision for loan losses and/or charge-off;
•	The amount of the allowance allocated to the credit relationship and/or amount of the charge-off associated with the credit relationship as of each balance sheet date;
•

The dates of recent appraisals associated with the credit relationship, if applicable, including a discussion of the findings associated with each appraisal or alternative fair value determination and how they were used in determining the loan loss provision amounts, partial and/or full charge-offs;

•	Why management believes the allowance for loan losses associated with these particular credit relationships is adequate to provide for losses that have been incurred; and
•	Any other pertinent information deemed necessary to understand your review of and related accounting for these loans.

Mr. Michael R. Clampitt

U.S. Securities and Exchange Commission

July 13, 2011

Response to Comment No. 7:

Additional disclosure has been added to page 62 of the prospectus to provide additional disclosure regarding the increase in nonperforming loans and the increase in the provision for loan losses and loan charge-offs. The following is being provided supplementally to the staff.

At December 31, 2009, the Bank had $6.7 million commercial mortgage loans that were on non-accrual status. Three large loan relationships accounted for $6.4 million of the total. One commercial mortgage loan was originated in June 2008 and was 90 days past due at December 31, 2009 and secured by a commercial building. Management deemed the loan impaired at December 31, 2009 and, based upon the Bank’s analysis of the value of the collateral, taking into consideration a discount on the value as reflected in the appraisal obtained when the loan was originated based upon management’s evaluation of market conditions at that time, the Bank estimated no loss would be incurred. Management subsequently ordered an updated appraisal to validate management’s analysis of the value of the collateral securing the loan. A second loan was originated in May 2008 and was 90 days past due at December 31, 2009 and was secured by an income producing commercial property. Although fully leased when the loan was originated, occupancy began falling off. Management deemed the loan impaired at December 31, 2009 and, based upon the Bank’s estimate of the value of the property given the appraisal on file and current market conditions, the Bank believed no loss would be incurred if the borrower defaulted. Management subsequently ordered an updated appraisal to validate management’s analysis of the value of the collateral securing the loan. The third loan was originated in October 2007 and was 120 days past due at December 31, 2009. This loan was secured by a commercial property being renovated by the borrower and extensive revisions to the renovation plans caused the borrower to require additional funds to complete the project. At December 31, 2009, the borrower was seeking additional funds to complete the project. Management deemed the loan impaired at December 31, 2009 and, based upon an appraisal on file and the Bank’s assessment of market conditions, the Bank estimated no loss would be incurred on this loan in the event the borrower defaulted. Management subsequently ordered an updated appraisal to validate management’s analysis of the value of the collateral securing the loan.

Other loans on non-accrual status at December 31, 2009 included 12 commercial and industrial loans totaling $1.4 million. The Bank had booked specific reserves on several of those loans based upon estimated losses. The other significant portion of non-accrual loans were 29 residential one-to-four family home loans. Of these 29 loans, 22 loans had balances below $250,000 and the Bank had taken specific reserves on the largest of its non-accrual residential loans based upon the Bank’s assessment of the value of the collateral securing those loans as confirmed by updated appraisals obtained in 2009.

At December 31, 2010, non-accrual loans included $5.2 million of construction and land development loans. Three large relationships accounted for $4.7 million of that amount. Three loans to one borrower were originated in 2009 and were secured by land being developed by the borrower, and the borrower’s primary residence. The borrower completed over 75% of the

Mr. Michael R. Clampitt

U.S. Securities and Exchange Commission

July 13, 2011

development, but was only able to sell 2 of 77 lots. When the borrower showed signs of difficulty carrying the loan in September 2010 a specific reserve was established based upon the original appraisal adjusted by the Bank’s estimate of reduction in value based upon current market conditions. The Bank then ordered an appraisal. Following receipt of an appraisal in November 2010 that confirmed the Bank’s estimated loss, the Bank charged off a portion of this loan in the fourth quarter of 2010 to reduce the loan balance to the Bank’s estimate of the net realizable value of the collateral securing the loan. A second construction and land development loan (consisting of two loans to one borrower) originated in August and September 2008 was secured by 17 residential and six commercial lots. When the borrower showed signs of difficulty carrying the loan in September 2010 a specific reserve was established based upon the original appraisal adjusted by the Bank’s estimate of reduction in value based upon current market conditions. An appraisal was ordered, which confirmed the Bank’s estimated loss, and the Bank charged off a portion of this loan to reduce the loan balance to the Bank’s estimate of the net realizable value of the collateral securing the loan. A third construction and land loan related to loan participations purchased in January 2007 and March 2008 with a group of three other banks secured by a residential development. Lot sales stalled, which hindered the borrower’s ability to pay down principal as agreed. In 2010, the loan was classified as nonaccruing and specific reserves were taken related to the loan and an updated appraisal was ordered. The participating banks were in negotiations with another construction company to purchase these lots on a scheduled basis. Issues regarding additional funding and renewal terms have not been agreed to by the participating banks. Following receipt of a June 2010 appraisal the Bank charged off a portion of the loan to reduce the loan balance to the Bank’s estimate of the net realizable value of the collateral securing the loan.

Three large loan relationships accounted for $3.3 million of the $3.8 million non-accrual commercial mortgage loans at December 31, 2010. One loan was originated in 2006 and secured by a commercial building. The borrower began facing financial difficulties in 2010 and the loan was placed on non-accrual with no expected loss. The loan was fully satisfied in May 2011 by the borrower’s sale of the property securing the loan. A second loan originated in 2008 was secured by a commercial property and became delinquent in 2010. Specific reserves were established based upon the original appraisal adjusted by the Bank’s estimate of reduction in value based upon current market conditions. Based on a September 30, 2010 appraisal the Bank charged off a portion of the loan to the estimated net realizable value of the collateral securing the loan. The third loan was originated in 2008. The Bank had established a specific reserve when the loan was deemed impaired and partially charged off this loan in 2010 based upon a May 2010 appraisal. The collateral was sold in May 2011. A modest additional charge-off of $20,000 was required following the sale. Finally, there were 22 one-to-four family residential loans on non-accrual generally between 90 and 180 days delinquent, including 20 with individual balances below $250,000.

8.

We note your disclosure on page 67 that the decrease in troubled debt restructurings (TDR) during the three months ended March 31, 2011 was primarily the result of fewer restructured loans during the period and loans meeting the criteria to no longer be considered restructured. It appears from your disclosure

Mr. Michael R. Clampitt

U.S. Securities and Exchange Commission

July 13, 2011

that you are re-designating your restructured loans (i.e., removing them from TDR status). Please tell us if this is true and if so, provided us with the authoritative literature you have used to support your accounting treatment to remove these loans from TDR status as opposed to the loan remaining a TDR until the loan is paid off. In addition, please revise your disclosure to clarify your policy for classifying TDRs as impaired for accounting and reporting purposes in the period of restructuring and in periods subsequent to the restructuring.

Response to Comment No. 8:

Please see the revised disclosure on pages 67, F-11 and F-12 of the prospectus. The Company bases its removal from disclosure of performing loans from troubled debt restructuring status in accordance with the provisions of ASC 310-40-50-2, which provides that information about an impaired loan that has been restructured in a troubled debt restructuring involving a modification of terms need not be included in the disclosures required by ASC 310-10-50-15(a) and 310-10-50-15(c) in years after the restructuring if both of the following conditions exists: (i) the restructuring agreement specifies an interest rate equal to or greater than the rate that the creditor was willing to accept at the time of the restructuring for a new loan with comparable risk; and (ii) the loan is not impaired based on the terms specified by the restructuring agreement.

9.	As a related matter, we note your disclosure on page F-11 that restructured loans are returned to accruing status when all principal and interest amounts contractually due are brought current and concern no longer exists as to the future collectability of principal and interest. Please revise your disclosure to clarify whether these restructured loans must perform according to the modified terms for a specific period of time before returning to accruing (i.e., performing) status.

Response to Comment No. 9:

Please see the revised disclosure on page F-11 of the prospectus.

Liquidity Management, page 73

10.	Please revise to discuss liquidity on both a long- and short-term basis. Refer to Instruction 5 to Item 303(a) of Regulation S-K.

Response to Comment No. 10:

Please see the revised disclosure on page 73 of the prospectus.

Mr. Michael R. Clampitt

U.S. Securities and Exchange Commission

July 13, 2011

Our Management

Executive Officers, page 78

11.	Please provide the full five-year business experience for Mr. Kozak as required by Item 401(e) of Regulation S-K.

Response to Comment No. 11:

Please see the revised disclosure on page 78 of the prospectus.

Regulation and Supervision, page 99

12.	You may not qualify this discussion by reference to the actual statutes and regulations. Revise to eliminate the qualification and indicate that all material information is discussed.

Response to Comment No. 12:

Please see the revised disclosure on page 99 of the prospectus.

How We Determined the Offering Range and the $10.00 Per Share Purchase Price, page 123

13.	Please revise this section to clarify that Feldman Financial has not received any other compensation from you in the past three years.

Response to Comment No. 13:

Please see the revised disclosure on page 123 of the prospectus.

14.	Please revise the table on this page to specifically list the peer group companies that Feldman used for comparison in the appraisal. Also list the peer group companies in the summary.

Response to Comment No. 14:

Please see the revised disclosure on pages 3, 4 and 124 of the prospectus.

Mr. Michael R. Clampitt

U.S. Securities and Exchange Commission

July 13, 2011

15.	Revise to disclose how the peer group was selected, i.e., what criteria was used.

Response to Comment No. 15:

Please see the revised disclosure on page 123 of the prospectus.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Summary of Significant Accounting Policies

Loans, page F-9

16.	Please refer to ASC 310-10-50-11B(b) and revise your disclosure to describe your policy for charging off uncollectible financing receivables by loan portfolio segment. Specifically explain how you determine that the uncollectibility of a loan balance is confirmed. Also:

•	Disclose whether you charge-off a loan after the loan is a certain number of days delinquent;

•	Disclose whether you charge-off a portion of nonperforming and impaired loans and whether you have revised these policies during any of the periods presented;

•	Discuss the triggering events or other facts and circumstances that impact your decision to charge-off a portion of a loan as compared to recording a specific or general reserve; and

•	Quantify the amount of nonperforming and impaired loans at each period end for which you have recorded partial charge-offs and quantify the amount of the partial charge-offs recorded for each period.

Response to Comment No. 16:

Please see the revised disclosure on pages F-9, F-10 and F-12 of the prospectus. Please refer to pages F-22 through F-24 of the prospectus for the required disclosure regarding impaired and nonperforming loans.

Allowance for Loan Losses, page F-9

17.	Please revise to explicitly disclose your policy for determining which loans are individually assessed for impairment. Refer to ASC 310-10-50-15(d).

Mr. Michael R. Clampitt

U.S. Securities and Exchange Commission

July 13, 2011

Response to Comment No. 17:

Please see the revised disclosure on page F-11 of the prospectus.

Exhibits and Financial Statement Schedules

(a) List of Exhibits, page II-3

18.	Please file any outstanding exhibits with your next amendment as we will need sufficient time to review them prior to any desired effective date.

Response to Comment No. 18:

With the exception of the draft agency agreement, the Company has included all outstanding exhibits with the Amended Registration Statement. The Company hereby undertakes to file the draft agency agreement in a subsequent amendment to the Registration Statement.

*            *             *

The Company hereby acknowledges that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Michael R. Clampitt

U.S. Securities and Exchange Commission

July 13, 2011

If you have any questions concerning this submission, please contact the undersigned at 202.508.5880.

Very truly yours,

KILPATRICK TOWNSEND & STOCKTON LLP

/s/ Lori M. Beresford

Lori M. Beresford

Enclosures

cc:	Michael F. Johnson, U.S. Securities and Exchange Commission

Amit Pande, U.S. Securities and Exchange Commission

Benjamin Phippen, U.S. Securities and Exchange Commission

Martin Thompson, Federal Deposit Insurance Corporation

Ray Grace, Office of the North Carolina Commissioner of Banks

Rowe Campbell, North Carolina Commissioner of Banks

Adam M. Drimer, Federal Reserve Bank of Richmond

Katherine B. Eike, Federal Reserve Bank of Richmond

Suzanne S. DeFerie, ASB Bancorp, Inc.

Kirby Tyndall, ASB Bancorp, Inc.

David Wiggins, Dixon Hughes Goodman LLP

Charles Sloane, Keefe, Bruyette & Woods, Inc.

Kent M. Krudys, Luse Gorman Pomerenk & Schick, P.C.

Robert Lipsher, Luse Gorman Pomerenk & Schick, P.C.

Trent R. Feldman, Feldman Financial Advisors, Inc.

Peter W.L. Williams, Feldman Financial Advisors, Inc.

Gregory E. Dunn, RP Financial, LC.

Gary R. Bronstein, Kilpatrick Townsend & Stockton LLP

Eric S. Kracov, Kilpatrick Townsend & Stockton LLP

Suzanne A. Walker, Kilpatrick Townsend & Stockton LLP

Stephen F. Donahoe, Kilpatrick Townsend & Stockton LLP